Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-173691

April 9, 2012

FWP

NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained at http://www.teucriumtagsfund.com/pdfs/tags-prospectus/pdf or by calling toll-free (877) 376-0082.

On April 5, 2012, IndexUniverse.com published an interview with Sal Gilbertie, President and Chief Investment Officer of Teucrium Trading, LLC, entitled “Teucrium’s Gilbertie: Get Ags with TAGS.” A copy of the article is set forth below.

IndexUniverse.com and its related publications cover product and market developments related to index funds, ETFs, index derivatives (futures/options/swaps), and the sophisticated investment strategies that use these financial tools. The Web site aims to provide the industry's best news, columns, research and features about the dynamic field of index-based investing and trading. It also offers valuable tools and data to assess markets and investment products, and incisive commentary designed to help investors and advisers cut through the clutter and find the right products for them. IndexUniverse.com is wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Funds, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Funds has made any payment or given any consideration to IndexUniverse.com in connection with the article below or any other matter published by these entities concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Funds.

Teucrium’s Gilbertie: Get Ags With TAGS
By IndexUniverse.com Staff | April 05, 2012

Related ETFs: SOYB / CANE / WEAT

In response to a blog written by IndexUniverse ETF Analyst Carolyn Hill that was posted to our website on April 3, 2012, we have invited Teucrium Trading’s Sal Gilbertie, President and Chief Investment Officer, to a Q&A interview with IndexUniverse.com. The conversation is as follows.

IndexUniverse.com: Why did Teucrium Trading, LLC file an 8-K on April 4, 2012 clarifying certain statements in the article “Why I Won’t be Buying TAGS?”

Gilbertie: As a result of the article referenced, from which, in Teucrium’s view, investors might infer that, as described in the article -- “TAGS pretty much hid its expense ratio…” -- Teucrium filed the 8-K to ensure that investors have complete information needed to evaluate this article. The 8-K can be found on the TAGS website, www.teucriumtagsfund.com.

The fundamental purpose of TAGS is to provide a method for investors to diversify by investing indirectly in the underlying funds -- (NYSEArca: CORN, (NYSEArca: SOYB), (NYSEArca: CANE) and (NYSEArca: WEAT). In this regard, the fund’s prospectus contains extensive disclosure about the underlying funds, which Teucrium Trading believes makes clear to investors that the underlying funds are separate funds.

TAGS provides a mechanism by which an investor can achieve diversification in the underlying funds. If an investor were ambivalent to the rebalancing feature of TAGS, then the investor would not need to buy TAGS. Instead an investor could purchase the underlying funds directly and would then not have to pay the direct fees, identified as an estimated 0.32 percent, associated with TAGS. However, in either case the investor would pay fees associated with the underlying funds.

In part, the article focused on management fees paid to Teucrium Trading. By way of clarification, there is no direct management fee paid by the fund to the sponsor. There is an annual management fee of 1.00 percent based on the average daily net assets of each underlying fund that is deducted from such underlying fund’s assets, which were disclosed six different places in the prospectus.

The article also refers to other direct and indirect expenses paid by investors in the fund. The total expense ratio is disclosed and discussed on page 34 of the Fund’s prospectus. The disclosure in this section, and in the fees to be paid by the fund and the underlying funds on page 70, together, in the view of Teucrium Trading, provide full and fair disclosure of the total fees, direct and indirect, and identified as an estimated 1.60 percent on page 34 of the prospectus.

Teucrium takes its role as a sponsor of publicly traded funds seriously and endeavors to provide all investors access to agricultural and energy commodities through accessible, thoughtfully designed and managed exchange-traded products.

In addition to the prospectus disclosure discussed above, Teucrium Trading posts each evening to the website for each underlying fund and TAGS, all holdings, closing prices, pending trades, trade prices, number of pending creation baskets and redemption baskets, if any, in addition to net asset value, net asset value per share, 4 p m. Eastern time closing price and 4 p.m. bid/ask midpoint. Teucrium Trading believes this provides investors complete transparency in its holdings each trading day.

IndexUniverse.com: Why is it harder to compare TAGS to other funds out there today?

Gilbertie: TAGS is a fund of funds and invests in our four core agricultural ETPs – corn, soybeans, wheat and sugar -- symbols: "CORN," "SOYB," "WEAT" and "CANE." It’s really a first of its kind, so it might be a little harder for the financial press to find a true comparison. We enjoy discussing the structure of our funds, and welcome the opportunity to explain them to anyone who is interested.

The investment objective of the fund is to have the daily changes in percentage terms of the shares’ net asset value (“NAV”) reflect the daily changes in percentage terms of a weighted average of the NAVs per share of the four underlying funds. TAGS seeks to achieve its investment objective by investing in each of the underlying funds to achieve a 25 percent dollar weighting in each. TAGS assets will be rebalanced by Teucrium to maintain the approximate 25 percent allocation to each underlying fund.

IndexUniverse.com: So what makes TAGS a better deal than other agricultural funds out there already?

Gilbertie: One is the basic design. We are not in the spot month, but focus on the investment across multiple crop years specific to each commodity. This gives the investor a broader investment timeframe. Also, this design helps to mitigate the effects of contango and backwardation. Second, we invest in the four core agricultural commodities on which the world depends for food, animal feed and often fuel.

IndexUniverse.com: What about contango and backwardation?

Gilbertie: TAGS, because it holds our Teucrium agricultural funds, is designed to mitigate, as much as possible, the effects of contango and backwardation. If you are a buy-and-hold investor, those are the two things that can eat away at your returns. So something that is not designed to be efficient in mitigating those two things is fine to trade short-term. Therefore, they are often very liquid and very good products. But investors who are buy and holders for a couple of months or a couple of years really need to be aware of the benchmark design and be sure that it mitigates contango and backwardation.

IndexUniverse.com: And the primary reason that your funds mitigate contango is that that they don’t hold spot?

Gilbertie: Yes, they don’t hold spot -- and they are designed around the specific nuances of both seasonal and volume patterns specific to each commodity. So they are designed around the commodity; they are not financially engineered. The CORN fund was not designed to beat spot but last year it did beat spot. CORN, for instance, uses the December contract, which is the month used by most farmers for their hedging purposes as its anchor month. And it has a roll schedule based upon the calendar that minimizes the effects of contango. In addition, it holds second- and third-month futures, and December as a swing month.

IndexUniverse.com: What is the seasonal pattern for these commodities?

Gilbertie: The seasonal pattern that is played out more often than not is playing out again—soybeans and corn tend to make a seasonal low in the fourth quarter because of harvest time. All l of the supply for the year is harvested all at once. The corn futures contract for the following year—December corn futures-- tends to have more cyclical lows in either October or December. For the last 23 years, there have been more cyclical lows set of the December contract of the following crop year set in October or December than of any other time.

IndexUniverse.com: Teucrium was the first to offer single-commodity agricultural ETFs? But what other products are out there?

Gilbertie: Most other single agricultural commodity investment vehicles are exchange-traded notes (ETNs). These are basically debt instruments, and may not provide as much transparency in their holdings. For the investor looking to stick with a specific group of known commodities in transparent investment products, the Teucrium funds are worth a look.